SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
Lafarge North America Inc.
(Name of Subject Company)
Lafarge North America Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $1.00
(Title of Class of Securities)
505862
(CUSIP Number of Class of Securities)
Eric C. Olsen
Executive Vice President and Chief Financial Officer
Lafarge North America Inc.
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170
(703) 480-3600
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
Copy To:

Robert E. Spatt, Esq.	Peter A. Lodwick, Esq.
Simpson Thacher & Bartlett LLP	Thompson & Knight L.L.P.
425 Lexington Avenue	1700 Pacific Avenue, Suite 3300
New York, New York 10017	Dallas, Texas 75201
(212) 455-2000	(214) 969-1700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Amendment No. 2 amends and supplements the Solicitation/ Recommendation Statement initially filed on March 6, 2006, as amended and supplemented by Amendment No. 1 filed on March 10, 2006 (as amended by this Amendment No. 2, the “Statement”), with the Securities and Exchange Commission (the “SEC”) by Lafarge North America Inc., a Maryland corporation (the “Company”), relating to the tender offer by Efalar Inc., a Delaware corporation (“Efalar”) and wholly-owned subsidiary of Lafarge S.A., a société anonyme organized under the laws of France (“Lafarge S.A.”), to purchase all outstanding shares of common stock of the Company (the “Offer”) not owned by Lafarge S.A. and its subsidiaries. Simultaneously with the Offer, Lafarge S.A., through another wholly-owned subsidiary, is offering to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc. The Offer is disclosed in a Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) initially filed by Lafarge S.A. with the SEC on February 21, 2006.

ITEM 3.	Past Contacts, Transactions, Negotiations and Agreements
      The information contained in Item 3 of the Statement under the caption “Certain Arrangements Between the Company and its Directors, Executive Officers and Affiliates — Transactions with Directors and Management” is hereby amended and supplemented by adding the following paragraph between the tenth and eleventh paragraphs under such caption as follows:
      On March 16, 2006, the Company entered into an agreement with Kilmer Van Nostrand and Kilmer LCW Limited, an Ontario subsidiary corporation of Kilmer Van Nostrand (“LCW”), to amend the warrant to acquire 4.4 million shares of the Company’s common stock in the manner approved by the Special Committee and as previously disclosed in the Statement. The agreement is filed as an exhibit to this Statement and is incorporated herein by reference.
      The information contained in Item 3 of the Statement under the caption “Certain Arrangements Between the Company and its Directors, Executive Officers and Affiliates — Indemnification and Exculpation” is hereby amended and supplemented by adding the following paragraph after the seventh paragraph under such caption as follows:
      On March 23, 2006, the Company entered into indemnification agreements with all members of the Special Committee on the terms and conditions and pursuant to the authorization previously disclosed in the Statement. On that date and pursuant to authorization from the Special Committee, the Company also entered into indemnification agreements with Philippe R. Rollier, the Company’s President and Chief Executive Officer, Eric C. Olsen, the Company’s Executive Vice President and Chief Financial Officer, Peter L. Keeley, the Company’s Senior Vice President — General Counsel and Secretary and James W. Bachmann, the Company’s Senior Vice President and Controller, on terms and conditions substantially identical to those set forth in the indemnification agreements entered into with the Special Committee members. In addition, on March 23, 2006, the Board of Directors authorized the Company to enter into indemnification agreements with all of the Company’s directors who do not serve on the Special Committee, as well as such officers of the Company as the Company’s President deems advisable from time to time after consultation with counsel and, if available, the Company’s lead director. Such agreements are to be on terms and conditions substantially identical to those set forth in the indemnification agreements entered into with the Special Committee members. A form of these indemnification agreements is filed as an exhibit to this Statement and is incorporated herein by reference.

ITEM 4.	The Solicitation or Recommendation.

Position of the Special Committee
      The information contained in Item 4 of the Statement under the caption “Position of the Special Committee” is hereby amended and supplemented by substituting the following in lieu of the paragraphs previously contained therein:
      At a meeting held on March 23, 2006, the Special Committee unanimously determined that the Offer is inadequate and not in the best interests of the stockholders of the Company, other than Lafarge S.A. and its affiliates. Accordingly, the Special Committee unanimously recommends, on behalf of the Company, that the Company’s stockholders reject the Offer and not tender their shares of common stock pursuant to the Offer. The Special Committee made its determination after carefully considering the Offer, the prospects and value of the Company and other relevant facts and information, and after discussing such factors with the Special Committee’s financial, legal and other advisors and the Company’s management, as applicable.
      Copies of a letter to the stockholders of the Company and of a press release relating to the recommendation to reject the Offer are filed as Exhibits (a)(23) and (a)(24) to the Statement, and are incorporated herein by reference.

Background of the Offer
      The information contained in Item 4 of the Statement under the caption “Background of the Offer” is hereby amended and supplemented as follows:
      From time to time since March 9, 2006, advisors to the Special Committee and to Lafarge S.A. have had further discussions about the Offer.
      On March 16, 2006, the Special Committee met with its financial, legal and other advisors and the Company’s management to continue to discuss and evaluate the Offer, stockholder responses and other matters related to the Offer, including the Company’s 2006 performance through February, management’s preliminary views of the ongoing prospects of the Company, and the status of discussions between advisors of the Special Committee and of Lafarge S.A.
      On March 21, 2006, the Special Committee met telephonically with its financial and legal advisors to continue to discuss and evaluate the Offer, the status of discussions between advisors of the Special Committee and Lafarge S.A., and the potential reasons for the recommendation contained in this Statement subject to a final determination. At the conclusion of the meeting, the Special Committee was of the view that, in light of the Special Committee’s review and evaluation of the Offer to date and the lack of meaningful discussions to date to increase the Offer price, the Special Committee should be in a position to make the recommendation contained in this Statement soon and in any case at least one week prior to April 3, 2006, the expiration date of the Offer, unless it was further extended.
      On March 23, 2006, the Special Committee met telephonically with its financial and legal advisors to review its position and to discuss this Statement, the Offer, the continuing lack of meaningful discussions to date to increase the Offer price, and the Offer’s imminent expiration date, which Lafarge S.A. had not yet indicated a willingness to extend, notwithstanding the request on behalf of the Special Committee that it do so in order to, among other things, permit the possibility of having meaningful discussions at this time to increase the Offer price. At the meeting, Merrill Lynch and Blackstone delivered their respective written opinions to the effect that, as of such date and subject to and based on the assumptions, procedures and limitations set forth in the opinions (copies of which are attached hereto as Annex B and Annex C), the $75.00 per share Offer price was inadequate, from a financial point of view, to the stockholders of the Company, other than Lafarge S.A. and its affiliates. At the conclusion of the meeting, after confirming the various reasons for the position discussed below, the Special Committee unanimously determined that the Offer is inadequate and not in the best interests of the stockholders of the Company, other than Lafarge S.A. and its affiliates, and unanimously recommended that the Company’s stockholders reject the Offer and not tender their shares of common stock pursuant to the Offer.

Reasons for the Position
      The information contained in Item 4 of the Statement under the caption “Reasons for the Position” is hereby amended and restated by substituting the following in lieu of the paragraphs previously contained therein:
      In reaching the determination and in making the recommendation described above, the Special Committee considered and discussed with the Special Committee’s financial, legal and other advisors and the Company’s management, as applicable, various factors, including the following material factors:

      Undervaluation of the Company’s common stock. The Special Committee believes that the Offer undervalues the shares of common stock of the Company and does not adequately reflect the prospects and value of the Company. The Special Committee considered the following material factors, all of which support the Special Committee’s view that the price offered in the Offer is inadequate:

•	The Offer price represents only an approximately 16.7% implied premium to the closing price of the Company’s common stock on the New York Stock Exchange on February 3, 2006, the business day immediately prior to the date of the announcement of the Offer.

•	The Company is expected to achieve results in 2006 that are notably better than initially projected in the Company’s 2006 budget. The 2006 “outlook” updating the Company’s 2006 budget, as referred to in the February 16, 2006 letter included in the Statement (and as disclosed by Lafarge S.A. in Amendment No. 3 to its Schedule TO filed with the SEC on March 10, 2006), contemplates, among other things, an approximately 10% increase in operating income from the Company’s 2006 budget. In addition, the Company’s monthly preliminary information for January and February 2006 (as disclosed by Lafarge S.A. in Amendment No. 4 to its Schedule TO filed with the SEC on March 16, 2006) reflects favorable weather and continued strong pricing at the start of the year, among other things. Consequently, results are already ahead of budget, thereby increasing confidence in the “outlook” updating the Company’s 2006 budget.

•	The Offer price implies a value of the Company that is only approximately 6.7x the Company’s estimated 2006 EBITDA (earnings before interest, taxes, depreciation and amortization) based on the 2006 “outlook” and only approximately 7.7x the Company’s 2005 EBITDA.

•	Since the announcement of the Offer on February 6, 2006, the Company’s shares of common stock have consistently traded above the Offer price, which the Special Committee believes is a strong indicator of the market’s belief that the Offer undervalues the Company’s common stock. In particular, between the date of such announcement and March 22, 2006, to the knowledge of the Company, approximately 31.0 million shares of common stock have traded on the New York Stock Exchange in a range from $80.51 to $84.27, with an average volume weighted trading price of $82.36. Based on the closing price of the Company’s common stock on the New York Stock Exchange of $83.73 on March 22, 2006, the Offer price represents a discount of approximately (10.4)% to the market price of the Company’s common stock as of such date.

•	The Special Committee’s financial advisors calculate (and published analyst reports concur) that the acquisition of the Company’s minority interests would still be accretive to Lafarge S.A.’s earnings at hypothetical prices that are significantly higher than the Offer price.
      Financial and business information. The Special Committee took into account the historical and current financial condition (including but not limited to the Company’s strong balance sheet), results of operations, business and future prospects of the Company (including but not limited to the Company’s 2006 “outlook” and monthly preliminary information referred to above), the risks involved in achieving those prospects, and the conditions of the general economy and of the industries in which the Company operates.
      Opinions of Merrill Lynch and Blackstone. The Special Committee considered its discussions with its financial advisors and the written opinions of Merrill Lynch and Blackstone, each dated March 23, 2006, to the effect that, as of such date, the consideration to be paid in the Offer is inadequate, from a financial point of view, to the stockholders of the Company, other than Lafarge S.A. and its affiliates. The full texts of these opinions are included herein as Annex B and Annex C. The opinions set forth, among other things, the assumptions made, procedures followed and limitations on the scope of the review undertaken by each of Merrill Lynch and Blackstone in rendering their respective opinions. Stockholders are urged to read the entirety of these opinions carefully. These opinions are directed to the Special Committee and address only the inadequacy from a financial point of view of the Offer price to be received by the stockholders of the Company (other than Lafarge S.A. and its affiliates) pursuant to the Offer, as of the date of the opinions. Such opinions do not address any other aspects of the Offer and do not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares in the Offer. The Special Committee was aware that Merrill Lynch and Blackstone became entitled to certain fees due to the delivery of their opinions as described in “Item 5. Persons/Assets Retained, Employed, Compensated or Used” in the Statement.
      Communications from Company stockholders. The Special Committee considered a number of communications received by the Special Committee and its advisors from the Company’s stockholders, including stockholders contacted on behalf of the Special Committee, which collectively represent in excess of 10 million shares of the Company’s outstanding common stock. The stockholders that have made these communications have uniformly indicated that the Offer price undervalues the Company’s common stock.
      Lack of strategic alternatives. The Special Committee took into account that Lafarge S.A. and its subsidiaries currently own approximately 55.4% of the outstanding shares of common stock of the Company (and approximately 53.2% of the outstanding shares of common stock of the Company and exchangeable preference shares of Lafarge Canada, taken together as a single class) and that Lafarge S.A. has publicly stated that it is not interested in selling its shares of the Company.
      Conditions of the Offer. The Special Committee considered the various conditions to the Offer that provide Lafarge S.A. with the broad latitude to withdraw the Offer for a variety of reasons. In addition, the Special Committee noted that Lafarge S.A. has reserved the right to waive the condition to the Offer that Lafarge S.A. must, directly or through wholly-owned subsidiaries, own a number of shares of the Company’s common stock and Lafarge Canada’s exchangeable preference shares representing at least 90% of the issued and outstanding shares of common stock and exchangeable preference shares, taken together as a single class, as of the date the shares of common stock are accepted for payment, without a commitment to engage in a back-end merger at the same price provided in the Offer or to provide for a subsequent offering period during which Lafarge S.A. would permit additional tenders of shares of common stock (and exchangeable preference shares) not tendered prior to the expiration date of the Offer at the same price provided in the Offer. In the event Lafarge S.A. purchases shares in the Offer under circumstances such that it owned less than 90% of the outstanding shares of common stock and exchangeable preference shares, taken as a single class, and is unable to consummate a short-form merger (whereby the remaining minority stockholders would receive the same consideration for their shares as other minority stockholders in the Offer), Lafarge S.A. has stated that it may (but would not be obligated to) engage in transactions that could result in proceeds per share of common stock to the public stockholders of the Company that are more or less than the Offer price or could result in the trading price of the common stock to increase or decrease, and the consummation of such an Offer could adversely affect the liquidity, market value and/or securities exchange listing of the remaining shares of common stock held by the remaining non-tendering minority stockholders.
      The Special Committee did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the Special Committee viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Special Committee.
      The financial objectives, budget information, 2006 “outlook,” monthly financial data, projections, views and certain other financial information disclosed or referred to by the Company in its Statement (or any amendment thereto) or by Lafarge S.A. in its Schedule TO (or any amendment thereto) (other than any financial results that have been disclosed in a report required to be filed with the SEC pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) were prepared by the Company or Lafarge S.A., as the case may be, for their respective internal use and not with a view to publication. None of such information was prepared with a view to compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections. Such information was based on assumptions concerning the operations and business prospects of the Company and other revenue and operating assumptions. Information and forecasts of this type are forward-looking statements and are based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, including those risks described in the Company’s filings with the SEC under the Exchange Act, and elsewhere in the Statement (or any amendment thereto) or the Schedule TO (or any amendment thereto). These uncertainties and contingencies are difficult to predict, and many are beyond the ability of any company to control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. The inclusion of such information in the Statement (or any amendment thereto) or the Schedule TO (or any amendment thereto) should not be regarded as an indication that the Company or its affiliates or representatives considered or consider such data to be a reliable prediction of future events, and such data should not be relied upon as such. None of the Company or any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the information set forth above, and none of them intends to provide any update or revision thereof.

Intent to Tender
      The information contained in Item 4 of the Statement under the caption “Intent to Tender” is hereby amended and restated by substituting the following in lieu of the paragraphs previously contained therein:
      To the Company’s knowledge, as of the date hereof, after making reasonable inquiry, and except for the affiliates of Lafarge S.A. named below, each of the Company’s executive officers, directors, affiliates and subsidiaries do not currently intend to tender pursuant to the Offer any shares of common stock held of record or beneficially owned by such person. The Offer to Purchase states that Lafarge S.A. and Efalar believe that Messrs. Bertrand P. Collomb, Bruno Lafont, Bernard L. Kasriel and Michel Rose, who are affiliates of Lafarge S.A. and members of the Company’s Board of Directors, will tender their shares of common stock in the Offer.

ITEM 8.	Additional Information.
      The information contained in Item 8 of the Statement under the caption “Litigation” is hereby amended and supplemented as follows:
      On March 10, 2006, certain of the Plaintiffs in the Baltimore City actions notified the court that they consented to the transfer of their cases to Montgomery County.

Certain Forward-Looking Statements
      This Statement may contain or incorporate by reference certain “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the U.S. and Canada; Canadian currency fluctuations; seasonality of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business in the U.S. and Canada. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.
      The information contained in all of the exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9.	Exhibits.
      The information contained in Item 9 of the Statement and the Exhibit Index is hereby amended and supplemented as follows:

(a)(23)	Letter dated March 24, 2006 to holders of common stock of Lafarge North America Inc. (included in the mailing to holders of common stock of Lafarge North America Inc.).*
(a)(24)	Press Release dated March 24, 2006 titled Special Committee of the Board of Directors of Lafarge North America Recommends Stockholders Reject Lafarge S.A. Tender Offer.*
(a)(25)	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of March 23, 2006 (attached hereto as Annex B).*
(a)(26)	Opinion of The Blackstone Group L.P., dated as of March 23, 2006 (attached hereto as Annex C).*
(a)(27)	CEO’s Message to Employees of Lafarge North America on March 24, 2006.*
(e)(27)	Agreement dated March 16, 2006, between Lafarge North America Inc., Kilmer Van Nostrand Co. Limited and Kilmer LCW Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on March 17, 2006).
(e)(28)	Form of Indemnification Agreement between Lafarge North America Inc. and each of its directors and certain executive officers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on March 23, 2006).

*	Filed herewith

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAFARGE NORTH AMERICA INC.

By:	/s/ Eric C. Olsen

Name:	Eric C. Olsen

Title:	Executive Vice President and

Chief Financial Officer

Dated: March 24, 2006

ANNEX A
      The information contained in Annex A under the caption “Other Compensation” is amended and restated as follows:
Summary Compensation Table
      The following table sets forth information with respect to the Chief Executive Officer and the other four executive officers of the Company who were the most highly compensated for the year ended December 31, 2005 and who were serving as executive officers at year end.

						Long-Term Compensation

						# of
	Annual Compensation					Securities
						Underlying	Restricted
Name and				Other Annual		Stock	Stock	LTIP	All Other
Principal Position	Year	Salary	Bonus	Compensation(1)		Options	Awards(2)	Payouts(3)	Compensation(4)

Philippe R. Rollier(5)	2005	$640,000	$442,880	$42,816	(6)	60,000	2,500	$88,000	$206,006
President and Chief	2004	550,000	486,250	44,510		60,000		90,338	58,470
Executive Officer	2003	510,000	340,043	120,081		40,000			57,938
Dominique Calabrese	2005	389,000	198,857	13,888	(7)	30,000	1,000	26,659	11,674
Executive Vice President	2004	363,000	233,990	20,922		30,000		36,881	8,784
and President Eastern	2003	329,000	166,803	139,552		20,000			26,164
Aggregates, Concrete & Asphalt
Thomas G. Farrell	2005	407,000	224,338				1,000	27,893	10,809
Executive Vice President	2004	360,833	245,902			30,000		37,592	205,211
and President Western	2003	313,000	155,561			20,000			25,822
Aggregates, Concrete & Asphalt
Jean-Marc Lechêne	2005	426,000	199,368	163,539	(8)		1,000	34,364	13,044
Executive Vice President	2004	311,000	277,527	197,480		30,000		35,143
and President — Cement	2003	302,000	148,101	142,925		20,000			5,993
Eric C. Olsen	2005	392,000	209,171	101,979	(9)	30,000	1,000	16,987	11,818
Executive Vice President and Chief Financial Officer

(1)	Excludes perquisites and other benefits, unless the aggregate amount of such benefits exceeded the lesser of $50,000 or 10 percent of the total annual salary and bonus reported for the named executive officer.

(2)	Shares of restricted stock awarded on February 4, 2004 under the Company’s 2002 Stock Incentive Plan do not vest and may not be transferred until five years after the grant date.

(3)	Considering the Company’s financial results in 2004 and 2005 and assuming performance at the maximum level in 2006, the following are the maximum awards that could be awarded to the named officers for 2006 under the long term incentive portion of the Company’s incentive plan:

Philippe R. Rollier	$264,448
Dominique Calabrese	128,565
Thomas G. Farrell	134,514
Jean-Marc Lechêne	140,793
Eric Olsen	129,556

(4)	The amounts shown for 2005 include (a) $9,450 in contributions or allocations by the Company to each of Mr. Rollier’s, Mr. Farrell’s and Mr. Olsen’s accounts under the Company’s Thrift Savings Plan and Thrift Savings Restoration Plan; (b) term life insurance premiums paid by the Company ($1,359 for Mr. Farrell and $286 for Mr. Olsen); (c) interest that would have been payable by the executive on his interest free loan if the Company required interest to be paid ($63,914 for Mr. Rollier and $11,674 for Mr. Calabrese); (d) relocation expenses paid by the Company ($2,100 for Mr. Lechêne and $2,082 for Mr. Olsen); (e) contributions to pension plans in France made by Lafarge S.A. ($5,994 for Mr. Rollier and $10,944 for Mr. Lechêne) and (f) $126,648 in interest earned (at prime) on compensation deferred by Mr. Rollier.

(5)	Mr. Rollier does not receive any additional compensation by virtue of his position as an Executive Vice President of Lafarge S.A.

(6)	Includes $13,326 in U.S. residential real property tax and $29,490 reimbursed during the year for the payment of certain taxes.

(7)	Includes $13,888 reimbursed during the year for the payment of certain taxes.

(8)	Includes $12,607 for the use of a company car, $9,132 in country club dues, $58,446 reimbursed during the year for the payment of certain taxes and $30,483 for certain other expatriate expenses.

(9)	Reimbursements during the year for the payment of certain taxes.

Option Exercises and Year-End Values
      The following table shows information with respect to stock options exercised during 2005 and unexercised options to purchase the Company’s common stock granted to the Chief Executive Officer and the other named executive officers and held by them at December 31, 2005.

				Number of Securities
				Underlying Unexercised		Value of Unexercised
				Options at		In-The-Money Options
	Shares			December 31, 2005		at December 31, 2005(2)
	Acquired	Value
Name	on Exercise	Realized(1)		Exercisable	Unexercisable	Exercisable	Unexercisable

Philippe R. Rollier	69,000	$1,948,170	(3)	35,000	135,000	$701,600	$1,237,300
Dominique Calabrese	-0-	-0-		53,750	66,250	979,713	619,188
Thomas G. Farrell	5,000	140,200	(4)	18,750	66,250	255,863	619,188
Jean-Marc Lechêne	-0-	-0-		47,800	67,500	943,615	636,650
Eric C. Olsen	8,000	319,120		20,875	57,250	303,434	486,698

(1)	Market value on exercise date minus option exercise price times number of options exercised.

(2)	Market value at year end ($55.02) of one share of the Company’s common stock minus option exercise price times number of options.

(3)	Mr. Rollier did not sell 18,324 of the shares he acquired upon exercise of his options.

(4)	Mr. Farrell did not sell 273 of the shares he acquired upon exercise of his options.
Option Grants
      The following table shows information with respect to grants of stock options pursuant to the Company’s 2002 Stock Option Plan during 2005 to the Chief Executive Officer and the other named executive officers. No stock appreciation rights were granted in 2005.

	Number of
	Securities	Option Grants in Last Fiscal Year
	Underlying
	Options	Percentage of Total	Exercise		Grant Date
	Granted(1)	Options Granted to	Price	Expiration	Present Value(2)
Name	(#)	Employees in 2005	($/sh)	Date	($)

Philippe R. Rollier	60,000	5.20%	$54.50	2/03/15	$880,200
Dominique Calabrese	30,000	2.60%	54.50	2/03/15	440,100
Thomas G. Farrell	30,000	2.60%	54.50	2/03/15	440,100
Jean-Marc Lechêne	30,000	2.60%	54.50	2/03/15	440,100
Eric C. Olsen	30,000	2.60%	54.50	2/03/15	440,100

(1)	All options expire ten years after the grant date and vest in annual 25% increments beginning one year after the grant date.

(2)	In accordance with Securities and Exchange Commission rules, we have used the Black-Scholes option pricing model to estimate the grant date present value of the options set forth in this table. Our use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option valuation models, including the Black-Scholes model, require a prediction about the future movement of the stock price. The real value of the options in this table depends upon actual changes in the market price of the Company’s common stock during the applicable period.
Additional Director Compensation
      For 2005, Bertrand Collomb received a salary of $325,000 for serving as Chairman of the Board of the Company; Bertrand Kasriel received a salary of $195,000 for serving as Vice Chairman of the Board and John D. Redfern received a fee of Cdn. $36,400 for serving as the non-executive Chairman of the Board of our subsidiary, Lafarge Canada Inc. Mr. Redfern also received certain perquisites (club dues and company car) valued at less than $20,000 for his service as Chairman of Lafarge Canada Inc. In addition, Mr. Redfern and Mr. Murdoch each received from Lafarge Canada Inc. an annual fee of Cdn. $14,000 for serving as directors plus Cdn. $1,500 for each board or committee meeting he attended. Both are also reimbursed by Lafarge Canada Inc. for travel, lodging and other expenses they incur related to attending Lafarge Canada Inc. board and committee meetings.
      The Board of Directors appointed two special committees in 2005 — one composed of Marshall A. Cohen, Philippe P. Dauman, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Bertin F. Nadeau, John D. Redfern, Lawrence M. Tanenbaum and Gerald H. Taylor to negotiate and approve the amended and restated management agreement pursuant to which the Company manages the U.S. operations of Blue Circle Industries PLC, for which members of the committee did not receive compensation other than members of a sub-committee thereof composed of Marshall A. Cohen, Blythe J. McGarvie and James M. Micali, who each received $5,000 for their service, and one composed of Marshall A. Cohen, Philippe P. Dauman, Claudine B. Malone, Blythe J. McGarvie, James M. Micali, Bertin F. Nadeau, John D. Redfern, Lawrence M. Tanenbaum and Gerald H. Taylor to consider the ongoing status of the assets of Blue Circle North America for which members of the committee each received $6,000 for their service.

ANNEX B
March 23, 2006
The Special Committee of the Board of Directors
Lafarge North America Inc.
12950 Worldgate Dr., Suite 500
Herndon, Virginia 20170
Members of the Special Committee:
      On February 21, 2006, Lafarge S.A. (“Parent”), commenced an offer to purchase, through Efalar, Inc., a wholly-owned subsidiary of Parent (the “Purchaser”), all of the outstanding shares of common stock, par value $1.00 per share (the “Common Shares”), of Lafarge North America Inc. (the “Company”) not owned by Parent and its subsidiaries at a purchase price of US$75.00 per Common Share (the “Consideration”), in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 21, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, collectively constitute the “Offer”). Simultaneously with the Offer, through another wholly-owned subsidiary, Parent commenced an offer to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc. The terms and conditions of the Offer are more fully set forth in the Schedule TO filed by Parent and the Purchaser with the Securities and Exchange Commission on February 21, 2006, and amended by Amendment No. 1 thereto dated February 23, 2006, Amendment No. 2 thereto dated March 6, 2006, Amendment No. 3 thereto dated March 10, 2006 and Amendment No. 4 thereto dated March 16, 2006 (as so amended, the “Schedule TO”).
      You have asked us whether, in our opinion, the Consideration being offered to the holders of the Common Shares pursuant to the Offer is adequate, from a financial point of view, to such holders (other than the Parent and its affiliates).
      In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2) Reviewed the Company’s unaudited interim financial statements for the two months ended February 28, 2006;

(3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, provided to us or presented to the Special Committee by the Company;

(4) Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1, 2, and 3 above;

(5) Reviewed the market prices and valuation multiples for the Common Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

(7) Reviewed selected comparable transactions;

(8) Compared the proposed financial terms of the Offer with the financial terms of certain other transactions that we deemed to be relevant;

(9) Reviewed the Offer to Purchase and the Schedule TO; and

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(10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.
      In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information provided to or discussed with us or the Special Committee by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company.
      Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.
      We are acting as the lead financial advisor to the Special Committee of the Board of Directors of the Company in connection with and for the purpose of its evaluation of the Offer and will receive a portion of our fee from the Company for our services whether or not the Offer is consummated, and the balance of our fee will be dependent on the consummation of the Offer (a portion of which is dependent on the final consideration paid in the Offer). In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement and to reimburse us for our reasonable out-of-pocket expenses, including attorneys’ fees and disbursements. We have, in the past, provided financial advisory services to predecessor special committees of the Board of Directors of the Company and may, after our engagement with the Special Committee, also provide financial advisory and financing services to the Company and Parent in the future, and we have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Common Shares and other securities of the Company, as well as securities of Parent, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
      This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Common Shares pursuant to the Offer, or with respect to how such stockholder should vote or act on any matter relating to the Offer. In addition, you have not asked us to address, and this opinion does not address, the adequacy of the Consideration to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Common Shares.
      On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration being offered to the holders of the Common Shares pursuant to the Offer is inadequate, from a financial point of view, to such holders (other than the Parent and its affiliates).

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

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ANNEX C
March 23, 2006
The Special Committee of the Board of Directors
Lafarge North America Inc.
12950 Worldgate Dr., Suite 500
Herndon, Virginia 20170
Members of the Special Committee:
      On February 21, 2006, Lafarge S.A. (“Parent”), commenced an offer to purchase, through Efalar, Inc., a wholly-owned subsidiary of Parent (the “Purchaser”), all of the outstanding shares of common stock, par value $1.00 per share (the “Common Shares”), of Lafarge North America Inc. (the “Company”) not owned by Parent and its subsidiaries at a purchase price of US$75.00 per Common Share (the “Consideration”), in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 21, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, collectively constitute the “Offer”). Simultaneously with the Offer, through another wholly-owned subsidiary, Parent commenced an offer to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc. The terms and conditions of the Offer are more fully set forth in the Schedule TO filed by Parent and the Purchaser with the Securities and Exchange Commission on February 21, 2006, and amended by Amendment No. 1 thereto dated February 23, 2006, Amendment No. 2 thereto dated March 6, 2006, Amendment No. 3 thereto dated March 10, 2006 and Amendment No. 4 thereto dated March 16, 2006 (as so amended, the “Schedule TO”).
      You have asked us whether, in our opinion, the Consideration being offered to the holders of the Common Shares pursuant to the Offer is adequate, from a financial point of view, to such holders (other than the Parent and its affiliates).
      In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2) Reviewed the Company’s unaudited interim financial statements for the two months ended February 28, 2006;

(3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, provided to us or presented to the Special Committee by the Company;

(4) Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1, 2, and 3 above;

(5) Reviewed the market prices and valuation multiples for the Common Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

(7) Reviewed selected comparable transactions;

(8) Compared the proposed financial terms of the Offer with the financial terms of certain other transactions that we deemed to be relevant;

(9) Reviewed the Offer to Purchase and the Schedule TO; and

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(10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.
      In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information provided to or discussed with us or the Special Committee by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company.
      Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.
      We are acting as a financial advisor to the Special Committee of the Board of Directors of the Company in connection with and for the purpose of its evaluation of the Offer and will receive a fee from the Company for our services whether or not the Offer is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement and to reimburse us for our reasonable out-of-pocket expenses, including attorney’s fees and disbursements.
      This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any Common Shares pursuant to the Offer, or with respect to how such stockholder should vote or act on any matter relating to the Offer. In addition, you have not asked us to address, and this opinion does not address, the adequacy of the Consideration to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Common Shares.
      On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration being offered to the holders of the Common Shares pursuant to the Offer is inadequate, from a financial point of view, to such holders (other than the Parent and its affiliates).

Very truly yours,

/s/ The Blackstone Group L.P.
THE BLACKSTONE GROUP L.P.

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